AP 3/11

15047664

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-38931

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/14** (MM/DD/YY) AND ENDING **12/31/14** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Abramenko & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 West Century Road, Suite 360
(No. and Street)

Paramus	**NJ**	**07652**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter Abramenko **(201) 476-0029**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Peter Abramenko**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Abramenko & Company, Inc., as

of **December 31**, **2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFERDITA ISUFI
COMM. #2447698, Bergen County
NOTARY PUBLIC-NEW JERSEY
Comm Expires July 7, 2019

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Abramenko & Company, Inc.

Financial Statements

For the Year Ended

December 31, 2014

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Abramenko & Company, Inc.

We have audited the accompanying financial statements of Abramenko & Company, Inc., formerly known as NPA Financial Services, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Abramenko & Company, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abramenko & Company, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Abramenko & Company, Inc. financial statements. The information is the responsibility of Abramenko & Company, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

Abramenko & Company, Inc.
Statement of Financial Condition
December 31, 2014

Assets

			2014
Cash and cash equivalents			$ 1,291,095
Deposit with clearing broker			100,000
Prepaid expenses			13,731
Due from clearing broker			1,287
Office furniture and equipment, net of accumulated depreciation of	$	(2,352)	8,723
Total Assets			$ 1,414,836

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses	$ 3,000
Total Liabilities	$ 3,000
Stockholders' Equity	
Common Stock, no par value, 2,500 shares authorized, 1,000 shares issued and outstanding	$ -
Additional paid in capital	1,975,827
Retained deficit	(563,991)
Total Stockholders' Equity	$ 1,411,836
Total Liabilities and Stockholders' Equity	$ 1,414,836

The accompanying notes are an integral part of these financial statements.

Abramenko & Company, Inc.
Statement of Operations
For the Year Ended December 31, 2014

		2014
REVENUES		
Trading	$	1,399
Commissions		51,409
Total Revenues	$	52,808
General and Administrative Expenses		
Employee compensation and benefits	$	189,647
Expense share with affiliate, includes occupancy and communications		44,945
Software and trading systems		30,290
Commissions		26,846
Professional fees		18,594
Other operating expenses		12,863
Total Expenses	$	323,185
Net Income (Loss)	$	(270,377)

The accompanying notes are an integral part of these financial statements.

Abramenko & Company, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

	2014
Cash flows from Operating Activities:	
Net Income (Loss)	$ (270,377)
Adjustments to reconcile net income (loss) to net cash used by operations:	
Sources of Cash	
Depreciation	750
Decrease in due from clearing broker	21,413
Uses of Cash	
Increase in deposit with clearing broker	(75,000)
Decrease in accounts payable and accrued expenses	(17,827)
Increase in Pre-paid Expenses	(13,731)
Net Cash Used By Operating Activities	(354,772)
Cash flows from Investing Activities:	
Purchase of office furniture and equipment	(6,207)
Net Cash Used By Investing Activities	$ (6,207)
Net Decrease in Cash and Cash Equivalents	(360,979)
Cash and Cash Equivalents Balance	
Beginning of Year	1,652,074
End of Year	$ 1,291,095

The accompanying notes are an integral part of these financial statements.

Abramenko & Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Paid-In Capital	Retained Defecit	Total
Balance, December 31, 2013	$ 1,975,827	$ (293,614)	$ 1,682,213
Net Income (Loss)	$ -	$ (270,377)	$ (270,377)
Balance, December 31, 2014	$ 1,975,827	$ (563,991)	$ 1,411,836

The accompanying notes are an integral part of these financial statements.

Abramenko & Company, Inc.
Notes to Financial Statements
December 31, 2014

NOTE A - Summary of Significant Accounting Policies

Organization and Description of Business : Abramenko and Company, Inc. (the "Company"), is a New Jersey Corporation formed in 1987 and formerly known as NPA Financial Services, Inc. (name change effective April 24, 2014). Its principal business activity during 2014 was selling mutual funds, variable annuities, limited partnership interests and insurance products. Its principal business activity during 2015, is expected to be selling fixed income products to institutional investors.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company does not carry customer accounts or perform custodial functions related to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearance agent) on a fully disclosed basis.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of 90 days or less to be cash and cash equivalents.

The Company maintains its cash accounts in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Furniture and Equipment: Office furniture and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is taxed as an S corporation. Therefore the imcome or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the US federal jurisdiction and various state jurisdictions, is no longer subject to US federal income tax examination by tax authorities for the years before 2011.

NOTE A - Summary of Significant Accounting Policies (Continued)

Estimates : Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Transactions: Customers' securities transactions are reported on a settlement date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than trade date basis is not material.

Date of Management's Review: Subsequent events were evaluated through February 23, 2015 which is the date the financial statements were available to be issued.

NOTE B - Net Capital

The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebetness to net capital, both as defined , shall not exceed 15 : 1. At December 31, 2014, the Company had net capital of $1,389,382, which was $1,339,382 in excess of its required net capital of $50,000 and its ratio of aggregiate indebetness to net capital was 0.002 to 1.0.

NOTE C - Off Balance Sheet Risk

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - Recievable from Broker-Dealers and Clearing Organization

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. The fully disclosed correspondent/clearing agreements requires a deposit of $100,000. Provided that the Company is not in default of its obligations or liabilities to the the clearing firm, the clearing firm will return the security deposits following termination of the fully disclosed correspondent/clearing arrangement.

Abramenko & Company, Inc.
Notes to Financial Statements
December 31, 2014

NOTE E - Related Party Transactions

The Company has an expense sharing agreement with a related party. During 2014, the Company paid approximately $44,945 to the related party as reimbursement for occupancy and administrative costs. Financial position and results of operations would differ from the amounts in the accompanying financial statemens if these related parties transactions did not exist.

NOTE F - Net Loss

The Company had a significant net loss for 2014. Management believes that the Company will be profitable in 2015 as it continues its new line of business.

Abramenko & Company, Inc.

Supplemental Information

Schedule I
Abramenko & Company, Inc.

Computation of Net Capital Under Rule 15c3-1
Of the Securities and Exchange Comission Act of 1934
As of December 31, 2014

NET CAPITAL:	2014
Total stockholders' equity	$ 1,411,836
Less nonallowable assets:	
Prepaid Expenses	13,731
Office furniture and equipment	8,723
Net capital before haircuts	1,389,382
Less haircuts	-
Net Capital	$ 1,389,382
Minimum net capital required	$ 50,000
Excess net capital	$ 1,339,382
Aggregiate indebtedness	$ 3,000
Net capital based on aggregate indebtedness	$ 200
Ratio of aggregate indebetness to net capital	0.002 to 1.0

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2014.

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5 and net capital as computed above.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

Schedule III
Information Relating to the Posession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Abramenko & Company, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Abramenko & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Abramenko & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Abramenko & Company, Inc. stated that Abramenko & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Abramenko & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abramenko & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

Abramenko
& company
Member FINRA • SIPC

Country Club Plaza
115 West Century Road
Paramus, NJ 07652
Phone: (201) 775-4130
Fax: (201) 775-4138

BROKER DEALERS ANNUAL EXEMPTION REPORT

Abramenko & Company, Inc claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2) (ii) of the Rule. Abramenko & Company, Inc. met the aforementioned exception provisions throughout the most recent year ended December 31, 2014 without exception..

Peter Abramenko
January 5, 2015